UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                               369730106
                  ----------------------------------
                             (CUSIP Number)

                             Thomas J. Bean
                            5025 W. Lemon St.
                            Tampa, FL  33609
                              813-637-2140
                 -----------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                              June 2, 2010
                   --------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369730106

1    NAME OF REPORTING PERSONS:

     Big Red Investments Partnership Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	 (a)  /x/         (b)  /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS    Not applicable.

5    CHECK IF DISCLOSURE  OF  LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The reporting person was organized in Florida.

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER:    0

8    SHARED VOTING POWER:    1,476,015

9    SOLE DISPOSITIVE POWER:    0

10   SHARED DISPOSITIVE POWER:    1,476,015

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,476,015

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.94%

14   TYPE OF REPORTING PERSON

     PN

CUSIP No. 369730106

1    NAME OF REPORTING PERSONS:

     Bucknoletan Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	 (a)  /x/         (b)  /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS    Not applicable.

5    CHECK IF DISCLOSURE  OF  LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The reporting person was organized in Florida.

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER:    0

8    SHARED VOTING POWER:    1,476,015

9    SOLE DISPOSITIVE POWER:    0

10   SHARED DISPOSITIVE POWER:    1,476,015

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,476,015

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.94%

14   TYPE OF REPORTING PERSON

     OO

CUSIP No. 369730106

1    NAME OF REPORTING PERSONS:

     Thomas J. Bean

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	 (a)  /x/         (b)  /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS    Not applicable.

5    CHECK IF DISCLOSURE  OF  LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The reporting person was organized in Florida.

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER:    0

8    SHARED VOTING POWER:    1,476,015

9    SOLE DISPOSITIVE POWER:    0

10   SHARED DISPOSITIVE POWER:    1,476,015

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,476,015

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.94%

14   TYPE OF REPORTING PERSON

     IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share, of General Employment Enterprises, Inc. GEE's principal executive offices are located at One Tower Lane, Suite 2200, Oakbrook Il 60181. [This report assumes issuance by GEE and receipt by Big Red of the 1,476,015 GEE shares subject of this report (the "Shares"), which receipt is anticipated to be effected within the next two weeks.]

Item 2.	Identity and background.

Bean's principal occupation is as an investor, operator and consultant in the transportation, staffing, technology and entertainment industries. Big Red Investments Partnership Ltd. and Bucknoletan Management LLC were recently organized in Florida, Big Red to hold the Shares and Bucknoletan to serve as general partner of Big Red. Bean is Manager for Bucknoletan. The address of each is 5025 W. Lemon St. Tampa, FL 33609. None of the reporting persons has been a party to a criminal or civil proceeding required to be disclosed herein.

Item 3.	Source and amount of funds or other consideration.

Not applicable. The reporting persons did not purchase the Shares, but received them for no consideration from On-Site Services, Inc., a North Carolina corporation and affiliate of Bean. On-Site earned the Shares from GEE in consideration of the sale to a GEE subsidiary of On-Site's business reported in a Form 8-K of GEE filed on June 6, 2010 (report date June 2, 2010).On-Site is owned by WTS Acquisition Corp, a Florida corporation owned 100% by Bean.

Item 4.	Purpose of transaction.

As reported in response to Item 3, the reporting persons did not purchase the Shares, but received them in a distribution from an affiliated party in connection with the sale of a business to GEE. The reporting persons have no plans or proposals requiring disclosure pursuant to this Item.

Item 5.  Interest in Securities of the Issuer.

(a) Each reporting person will beneficially own 1,476,015 shares of GEE common stock, which will amount to 9.94 % of GEE's outstanding common stock.
(b) Each reporting person will share voting and divestment powers with respect to all 1,476,015 Shares.
(c)  None
(d) Bean, as 99.5% owner of Big Red, and Bucknoletan, as 0.5% owner of Big Red, enjoy the rights to receive distributions from Big Red, including distributions of proceeds from investments.
(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits.

     Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2010

BIG RED INVESTMENTS PARTNERSHIP LTD.

By:  Bucknoletan Management, LLC, General Partner

     By: /s/ Thomas J. Bean
         ---------------------------
         Thomas J. Bean, Manager

BUCKNOLETAN MANAGEMENT, LLC

     By: /s/ Thomas J. Bean
         ---------------------------
         Thomas J. Bean, Manager

Thomas J. Bean
-------------------------
Thomas J. Bean, individually

                                  6
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